Via Facsimile and U.S. Mail
Mail Stop 6010

November 12, 2008

Mr. Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Werner:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief